RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Three months ended March 31,	Year ended December 31,
$ in millions	2009	2008	2007	2006	2005	2004

Income before income taxes, including losses attributable to noncontrolling interests	$ (37.5)	$657.0	$1,243.8	$1,034.3	$482.5	$39.0
Less: Equity in earnings of unconsolidated affiliates	(2.5)	(46.8)	(48.1)	(4.3)	(0.7)	(1.5)
Pre tax income before income/(loss) from equity in earnings of unconsolidated affiliates	(40.0)	610.2	1,195.7	1,030.0	481.8	37.5
Add: Fixed Charges	19.8	93.3	90.5	92.7	102.7	100.8
Add: Amortization of capitalized interest	—	—	—	—	—	—
Add: Dividends from unconsolidated affiliates	—	29.8	1.8	0.9	—	—
Less: Interest capitalized	—	—	—	—	—	—
Less : Non-controlling interest in pre-tax income	88.5	60.8	(212.9)	(297.0)	(111.5)	(0.5)
Earnings	$68.3	$794.1	$1,075.1	$826.6	$473.0	$137.8

Fixed charges:
Portion of rent expense representing interest	$3.9	$16.4	$19.2	$15.5	$17.6	$19.6
Interest	15.9	76.9	71.3	77.2	85.1	81.2
Total fixed charges	$19.8	$93.3	$90.5	$92.7	$102.7	$100.8

Ratio of earnings/fixed charges	3.45	8.51	11.88	8.92	4.61	1.37